UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

The Dow Chemical Company

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

260543103

(CUSIP Number)

April 1, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 14 Pages

CUSIP No. 260543103	13G	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Otto Haas Income Trust dated December 20, 1945
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,974,649 shares of Common Stock underlying 17,950 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 1,974,649 shares of Common Stock underlying 17,950 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,004,150 shares of Common Stock underlying 500,000 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.94%***
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).
**	See Items 4(a) and 4(c).
***	See Item 4(b).

CUSIP No. 260543103	13G	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Phoebe W. Haas Income Trust dated December 21, 1945
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 23,250,255 shares of Common Stock underlying 211,350 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 23,250,255 shares of Common Stock underlying 211,350 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,004,150 shares of Common Stock underlying 500,000 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.94%***
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).
**	See Items 4(a) and 4(c).
***	See Item 4(b).

CUSIP No. 260543103	13G	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Otto Haas Charitable Trust dated August 3, 1955
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 5,027,379 shares of Common Stock underlying 45,700 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 5,027,379 shares of Common Stock underlying 45,700 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,004,150 shares of Common Stock underlying 500,000 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.94%***
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).
**	See Items 4(a) and 4(c).
***	See Item 4(b).

CUSIP No. 260543103	13G	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Otto Haas Charitable Trust dated September 28, 1956
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 18,723,413 shares of Common Stock underlying 170,200 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 18,723,413 shares of Common Stock underlying 170,200 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,004,150 shares of Common Stock underlying 500,000 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.94%***
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).
**	See Items 4(a) and 4(c).
***	See Item 4(b).

CUSIP No. 260543103	13G	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS Phoebe W. Haas Charitable Trust A dated August 24, 1961
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,014,227 shares of Common Stock underlying 27,400 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 3,014,227 shares of Common Stock underlying 27,400 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,004,150 shares of Common Stock underlying 500,000 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.94%***
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).
**	See Items 4(a) and 4(c).
***	See Item 4(b).

CUSIP No. 260543103	13G	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS Phoebe W. Haas Charitable Trust B dated August 24, 1961
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,014,227 shares of Common Stock underlying 27,400 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 3,014,227 shares of Common Stock underlying 27,400 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,004,150 shares of Common Stock underlying 500,000 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.94%***
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).
**	See Items 4(a) and 4(c).
***	See Item 4(b).

CUSIP No. 260543103	13G	Page 8 of 14 Pages

1.	NAMES OF REPORTING PERSONS John C. Haas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 51,989,923 shares of Common Stock underlying 472,600 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 51,989,923 shares of Common Stock underlying 472,600 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,004,150 shares of Common Stock underlying 500,000 shares of Cumulative Convertible Perpetual Preferred Stock, Series C**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.94%***
12.	TYPE OF REPORTING PERSON IN

*	See Item 2(a).
**	See Items 4(a) and 4(c).
***	See Item 4(b).

CUSIP No. 260543103	13G	Page 9 of 14 Pages

Item 1	(a).	Name of Issuer.

The Dow Chemical Company

Item 1	(b).	Address of Issuer’s Principal Executive Offices.

2030 Dow Center
Midland, Michigan 48674

Item 2	(a).	Name of Person Filing.

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1), promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

•     Otto Haas Income Trust dated December 20, 1945;

•     Phoebe W. Haas Income Trust dated December 21, 1945;

•     Otto Haas Charitable Trust dated August 3, 1955;

•     Otto Haas Charitable Trust dated September 28, 1956;

•     Phoebe W. Haas Charitable Trust A dated August 24, 1961;

•     Phoebe W. Haas Charitable Trust B dated August 24, 1961; and

•     John C. Haas,

or collectively, the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement dated April 13, 2009, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement is not to be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 2	(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 1717 Arch Street, 14th Floor, Philadelphia, Pennsylvania 19103.

Item 2	(c).	Citizenship.

Each of the Reporting Persons other than John C. Haas (collectively, the “Haas Trusts”) is a trust formed pursuant to the laws of Pennsylvania. John C. Haas is a United States citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $2.50 per share (“Common Stock”).

Item 2	(e).	CUSIP Number.

260543103

CUSIP No. 260543103	13G	Page 10 of 14 Pages

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

On April 1, 2009, the Haas Trusts in the aggregate acquired 500,000 shares of the issuer’s Cumulative Convertible Perpetual Preferred Stock, Series C, par value $1.00 per share (the “Convertible Preferred Stock”), for $500 million in cash. None of the Haas Trusts has converted any of the Convertible Preferred Stock as of the date of this Schedule 13G. The terms of conversion of the Convertible Preferred Stock are specified in a certificate of designations relating to the Convertible Preferred Stock filed by the issuer with the Secretary of State of the State of Delaware on March 31, 2009, and include the following:

•     if, before June 1, 2009, the issuer has an effective shelf registration statement relating to the Common Stock underlying the Convertible Preferred Stock, then the Convertible Preferred Stock will automatically convert into Common Stock immediately following the expiration of 10 consecutive full trading days beginning on the date on which the shelf registration statement becomes effective (the “Automatic Conversion Pricing Period”), at a conversion price per share of Common Stock equal to 95% of the average of the volume weighted average prices per share of the Common Stock for each of the 10 full trading days in the Automatic Conversion Pricing Period;

•     if, before June 1, 2009, the Convertible Preferred Stock has not automatically converted because the issuer does not have an effective shelf registration statement as described above, then the Convertible Preferred Stock will be convertible into Common Stock at the option of the Haas Trusts at any time

CUSIP No. 260543103	13G	Page 11 of 14 Pages

following the expiration of 10 consecutive full trading days beginning on or after April 1, 2009, at a conversion price per share of Common Stock equal to 95% of the average of the volume weighted average prices per share of the Common Stock for each of the 10 consecutive full trading days immediately before the conversion date (the “Floating Conversion Pricing Period”); and

•     if, on and after June 1, 2009, the Convertible Preferred Stock remains outstanding, then the Convertible Preferred Stock will become convertible into Common Stock at the option of the Haas Trusts at a conversion price per share of Common Stock equal to 110% of the lowest one-day volume weighted average price per share of the Common Stock during the period beginning on April 1, 2009 and ending on June 1, 2009.

Whenever calculated in this Schedule 13G, the number of shares of Common Stock beneficially owned by any of the Reporting Persons is based on the following assumptions:

•     that the applicable Floating Conversion Pricing Period is the 10 consecutive full trading days immediately before a hypothetical conversion date of April 13, 2009, resulting in a floating conversion rate of 110.0083 per share of Convertible Preferred Stock; and

•     all of the shares of Convertible Preferred Stock held by the Haas Trusts, on an aggregate basis, are converted into Common Stock on April 13, 2009.

As a trustee of each of the Haas Trusts other than the Phoebe W. Haas Charitable Trust A dated August 24, 1961, John C. Haas may be deemed to beneficially own 51,989,923 shares of Common Stock underlying 472,600 shares of Convertible Preferred Stock by virtue of his voting and dispositive power over 472,600 shares of Convertible Preferred Stock beneficially owned in the aggregate by the Haas Trusts other than the Phoebe W. Haas Charitable Trust A dated August 24, 1961.

Nothing contained herein should be construed in and of itself as an admission by any of the Reporting Persons as to beneficial ownership of the shares of Convertible Preferred Stock, or the Common Stock underlying such Convertible Preferred Stock, beneficially owned by each of the other Reporting Persons. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Convertible Preferred Stock, and the Common Stock underlying such Convertible Preferred Stock, beneficially owned by each of the other Reporting Persons.

(b)	Percent of class:

The Reporting Persons may be deemed in the aggregate to be the beneficial owners of approximately 55,004,150 shares of Common Stock underlying 500,000 shares of Convertible Preferred Stock, representing approximately 5.94% of the issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13G are based upon 925,833,022 shares of Common Stock outstanding at March 16, 2009, as reported by the issuer in its Definitive Proxy Statement on Schedule 14A filed on March 31, 2009, and assume conversion of the Convertible Preferred Stock held by the Haas Trusts as described in Item 4(a) above.

CUSIP No. 260543103	13G	Page 12 of 14 Pages

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

For the Otto Haas Income Trust dated December 20, 1945, 1,974,649 shares of Common Stock underlying 17,950 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

For the Phoebe W. Haas Income Trust dated December 21, 1945, 23,250,255 shares of Common Stock underlying 211,350 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

For the Otto Haas Charitable Trust dated August 3, 1955, 5,027,379 shares of Common Stock underlying 45,700 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

For the Otto Haas Charitable Trust dated September 28, 1956, 18,723,413 shares of Common Stock underlying 170,200 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

For the Phoebe W. Haas Charitable Trust A dated August 24, 1961, 3,014,227 shares of Common Stock underlying 27,400 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

For the Phoebe W. Haas Charitable Trust B dated August 24, 1961, 3,014,227 shares of Common Stock underlying 27,400 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

For John C. Haas, none.

	(ii)	Shared power to vote or to direct the vote

For John C. Haas, 51,989,923 shares of Common Stock underlying 472,600 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

	(iii)	Sole power to dispose or to direct the disposition of

For the Otto Haas Income Trust dated December 20, 1945, 1,974,649 shares of Common Stock underlying 17,950 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

For the Phoebe W. Haas Income Trust dated December 21, 1945, 23,250,255 shares of Common Stock underlying 211,350 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

For the Otto Haas Charitable Trust dated August 3, 1955, 5,027,379 shares of Common Stock underlying 45,700 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

For the Otto Haas Charitable Trust dated September 28, 1956, 18,723,413 shares of Common Stock underlying 170,200 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

For the Phoebe W. Haas Charitable Trust A dated August 24, 1961, 3,014,227 shares of Common Stock underlying 27,400 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

CUSIP No. 260543103	13G	Page 13 of 14 Pages

For the Phoebe W. Haas Charitable Trust B dated August 24, 1961, 3,014,227 shares of Common Stock underlying 27,400 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

For John C. Haas, none.

(iv) Shared power to dispose or to direct the disposition of

For John C. Haas, 51,989,923 shares of Common Stock underlying 472,600 shares of Cumulative Convertible Perpetual Preferred Stock, Series C.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 260543103	13G	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2009	Otto Haas Income Trust dated December 20, 1945

	By:	/s/ John C. Haas
John C. Haas, Trustee

Phoebe W. Haas Income Trust dated December 21, 1945

	By:	/s/ John C. Haas
John C. Haas, Trustee

Otto Haas Charitable Trust dated August 3, 1955

	By:	/s/ John C. Haas
John C. Haas, Trustee

Otto Haas Charitable Trust dated September 28, 1956

	By:	/s/ John C. Haas
John C. Haas, Trustee

Phoebe W. Haas Charitable Trust A dated August 24, 1961

	By:	/s/ John O. Haas
John O. Haas, Trustee

Phoebe W. Haas Charitable Trust B dated August 24, 1961

	By:	/s/ John C. Haas
John C. Haas, Trustee

/s/ John C. Haas
John C. Haas

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G to which this exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 13, 2009	Otto Haas Income Trust dated December 20, 1945

	By:	/s/ John C. Haas
John C. Haas, Trustee

Phoebe W. Haas Income Trust dated December 21, 1945

	By:	/s/ John C. Haas
John C. Haas, Trustee

Otto Haas Charitable Trust dated August 3, 1955

	By:	/s/ John C. Haas
John C. Haas, Trustee

Otto Haas Charitable Trust dated September 28, 1956

	By:	/s/ John C. Haas
John C. Haas, Trustee

Phoebe W. Haas Charitable Trust A dated August 24, 1961

	By:	/s/ John O. Haas
John O. Haas, Trustee

Phoebe W. Haas Charitable Trust B dated August 24, 1961

	By:	/s/ John C. Haas
John C. Haas, Trustee

/s/ John C. Haas
John C. Haas

A-1